For the Period of January 4, 2017 - March 22, 2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16
UNDER
THE SECURITIES ACT OF 1934

NATCORE TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	3674	Not Applicable

(State or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or	Classification Code Number)	Identification No.)
Organization)

189 N. Water Street
Rochester, NY 14604-1163
(585) 286-9180
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

LoPresti Law Group, P.C.
17 State Street, 19th Floor
New York, New York 10004
(212) 732-4029

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Marc X. LoPresti, Esq.
LoPresti Law Group, P.C.
17 State Street, 19th Floor
New York, NY 10004
Tel: 212-732-4029

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

The information herein and in the attached exhibits is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

          The following exhibits are filed herewith:

Exhibit	Description

99.1	News Release dated January 10, 2017 – Natcore's 200 MW Vietnam Solar Project Receives Essential

99.2	Material Change Report – Form 51-102F3 dated January 25, 2017

99.3	News Release dated January 25, 2017 – Natcore Technology Closes Final Tranche of Private Placement

99.4	Material Change Report – Form 51-102F3 dated February 27, 2017

99.5	News Release dated February 27, 2017 – Natcore Technology Closes Private Placement

99.6	News Release dated March 2, 2017 – Natcore, Denzo to Double Scope of Queensland Solar Farm

99.7	News Release dated March 20, 2017 – Natcore Technology Announces Private Placement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rochester, New York on March 22 , 2017.

NATCORE TECHNOLOGY, INC.

Name:	Charles R. Provini
Title:	President & CEO
Authorized Representative in the United States